Exhibit 99.320

Nextech AR Solutions has Partnered with Microsoft to power EdTechX and its suite of Enhanced Augmented Reality Education Solutions

VANCOUVER, B.C., Canada – June 3, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) announces the launch of EdTechX, on our LiveX platform built on Microsoft Azure. Nextech’s EdTechX enables educational institutions to transform traditional learning and event formats into valuable digital experiences that higher education students are seeking. This global higher education solution combines enterprise scale video streaming, integrated assessments, augmented reality holograms and data analytics. Higher education institutes such as Ryerson University, Carnegie Mellon University and Black Student Fund have successfully implemented EdTechX in their daily operating businesses.

By building on the Azure platform, it provides Nextech’s EdTechX with a highly scalable, reliable and secure platform already used and trusted by many education institutions, governments and corporations.

EdTechX’s higher education solution built on Azure includes:

●	Poster Sessions – increase engagement around academic projects

●	Career Fairs – digitize your career fairs to connect students and employers

●	Convocations – connect your graduating students and faculty to celebrate a milestone

●	Virtual Learning Labs – digitize physical labs and classrooms into an interactive digital learning experience

“Today’s generation of digitally native learners have forced institutions to digitize and evolve the way they deliver education. This has further been accelerated by school closures due to the COVID-19 pandemic,” said Evan Gappelberg, CEO of Nextech. “Our suite of augmented reality and digital experience solutions can be used for academic poster sessions, career fairs, convocation & homecoming events. The solution offers clients analysis on visitor behaviour in real time.”

Nancy Teodoro, Education Partner Lead at Microsoft Canada, comments: “Nextech AR Solutions is helping education institutions digitally transform the way educators teach and the way students learn, by enabling remote experiential learning through EdTechX. Studies have shown that these types of immersive technologies improve student engagement and student outcomes. We are pleased to have Nextech AR as our latest education partner that has chosen Microsoft Azure as their trusted platform to build their EdTechX solution.”

For further information, please contact:

investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.